Exhibit 12

Computation in Support of Ratio of Earnings to Fixed Charges
Ameriprise Financial, Inc.

	Years Ended December 31,
	2010	2009	2008		2007	2006
	(dollars in millions)
Earnings:
Pretax income (loss) attributable to Ameriprise Financial, Inc.	$1,431	$905	$(369)		$1,016	$797
Interest and debt expense(1)	300	137	114		133	136
Interest portion of rental expense(2)	34	38	28		31	29
Amortization of capitalized interest	4	3	3		1	—
Undistributed (income) loss from equity investees	15	25	26		1	(1)
Minority interest in pretax losses	—	—	(54)		(8)	—
Minority interest in pretax income of subsidiaries that have incurred fixed charges	163	14	—		—	50
Total earnings (losses) before banking and deposit interest expense and interest credited to fixed accounts(a)	1,947	1,122	(252)		1,174	1,011
Banking and deposit interest expense and interest credited to fixed accounts	986	1,069	977		1,104	1,210
Total earnings(c)	$2,933	$2,191	$725		$2,278	$2,221

Fixed charges:
Interest and debt expense(1)	$300	$137	$114		$133	$136
Estimated amount of interest in rental expense(2)	34	38	28		31	29
Capitalized interest	3	3	8		5	—
Total fixed charges before banking and deposit interest and interest credited to fixed accounts(b)	337	178	150		169	165
Banking and deposit interest expense and interest credited to fixed accounts	986	1,069	977		1,104	1,210
Total fixed charges(d)	$1,323	$1,247	$1,127		$1,273	$1,375

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts(a/b)	5.8	6.3	NM	(3)	6.9	6.1

Ratio of earnings to fixed charges(c/d)	2.2	1.8	NM	(3)	1.8	1.6

NM:	Not Meaningful.
(1)	Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.
(2)	The estimated amount of interest in rental expense represents one-third of rental expense relating to operating leases.
(3)

Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $402 million primarily due to negative market impacts on Results of Operations, including $762 million in pretax impairments on Available-for-Sale securities.